SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. One)(1)


                                THE BEARD COMPANY
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                                (Name of Issuer)


                        COMMON STOCK, par value $.001333
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  07384R 10 1
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                                 (CUSIP Number)

The Beard Company, Attn:  Herb Mee, Jr., 5600 N. May Avenue, Suite 320,
Oklahoma City, Oklahoma  73112     (405) 842-2333
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 30, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of 4 Pages)

----------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07384R 10 1                  13D                     Page 2 of 4 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Herb Mee, Jr.
        ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


        SC - PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States citizen

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               7    SOLE VOTING POWER

  NUMBER OF
                        218,139
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY              179,620
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                        218,139
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                        179,620
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        397,759
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [x]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        14.0168%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 07384R 10 1                  13D                     Page 3 of 4 Pages

          This Amendment No. One to Schedule 13D is filed to update Schedule 13D filed by Herb Mee, Jr. on November 30, 1995, with respect to the Common Stock of The Beard Company, par value $.001333 per share (the "Schedule 13D"). Shares are adjusted to reflect a 3 for 4 reverse stock split effected in September 2000. Unless otherwise indicated, capitalized terms used herein shall have the same meaning ascribed to them in the Schedule 13D. The Schedule 13D is hereby amended as follows:

Item 1.    Security and Issuer.
-------    --------------------

           No change, except par value reduced to $.001333.

Item 2.    Identity and Background.
-------    ------------------------

           No change.

Item 3.    Source and Amount of Funds or Other Consideration.
-------    --------------------------------------------------

           The following is added to Item 3:

           Since November 30, 1995 (Schedule D filed on December 22, 1995) Mr. Mee acquired 20,950 shares as a result of distributions from his account in The Beard Group 401(k) Trust (the "401(k) Trust"). The 401(k) Trust acquired 67,709 shares for his account during the period, resulting in an increase of 46,759 shares in his account net of the 20,950 shares distributed. The shares acquired by the 401(k) Trust were purchased with investment funds available to such Trust.

           Mr. Mee also deferred compensation pursuant to the Company's Deferred Stock Compensation Plan and the Company's 2003 Deferred Stock Compensation Plan; such Plans distributed 5,832 shares and 39,650 shares, respectively, to Mr. Mee upon termination thereof. Mr. Mee also deferred compensation pursuant to the Company's 2003-2 Deferred Stock Compensation Plan and was credited with 382 units which convert into an equal number of shares of Common Stock (sole voting and investment powers) when he ceases to be a director or officer or upon termination of the Plan. Mr. Mee was granted additional options pursuant to the Company's Stock Option Plan of which 8,996 additional options are currently exercisable (total currently exercisable options equal 18,371 shares with sole voting and investment powers). The W.M. Beard Irrevocable Trusts have increased their holdings of Common Stock by 112,702 shares since December 22, 1995 (Mr. Mee shares voting and investment power but has no pecuniary interest). Mr. Mee has acquired an additional 11,070 shares (sole voting and investment powers) through cashless exercises of stock options under the Beard Stock Option Plan. During the period Mr. Mee sold 4,125 shares in the open market and disposed of 4,250 shares in private sales. As a result of these transactions, Mr. Mee's ownership increased by 69,127 shares during the period. 14,422 of such shares were transferred to Herb Mee, Jr. and Marlene W. Mee, his wife, as Joint Tenants (shared voting and investment powers). Mee Investments, Inc.'s ownership decreased to 4,600 shares as a result of a private sale of 399 shares. Mr. Mee has sole voting and investment powers as to such shares. B & M Limited, a general partnership, acquired warrants to purchase 5,000 shares (Mr. Mee shares voting and investment powers but has no pecuniary interest) in connection with the purchase of a Company note.

Item 4.    Purpose of Transaction.
-------    -----------------------

           Mr. Mee acquired the additional shares of Common Stock for retirement planning purposes through the 401(k) Trust, as deferred compensation or otherwise for investment.

Item 5.    Interest in Securities of the Issuer.
-------    -------------------------------------

           Item 5 is amended to read in its entirety as follows:

           (a) Mr. Mee beneficially owns 394,759 shares of Common Stock, including 18,371 presently exercisable options. This amounts to approximately 14.0168% of Beard's outstanding shares of Common Stock.

           (b) The following table sets forth the number of shares beneficially owned by Mr. Mee, the nature of such beneficial ownership and the percent of outstanding shares so owned, as of September 30, 2003:

                         AMOUNT and NATURE of
HOLDER                   BENEFICIAL OWNERSHIP     PERCENT OF CLASS
------                   --------------------     ----------------
Herb Mee, Jr.               397,759 (1)               14.0168%

---------------

(1) Includes 67,042 shares owned directly by Mr. Mee as to which he has sole voting and investment power; 14,422 shares held by Mr. Mee and his wife as joint tenants (and as to which they share voting and investment power; 4,600 shares held by Mee Investments, Inc. as to which Mr. Mee has sole voting and investment powers; 150,199 shares held by the Beard Irrevocable Trusts of which Messrs. Beard and Mee are trustees and share voting and investment power (Mr. Mee has no pecuniary interest in such trusts); 127,744 shares held by the 401(k) Trust for the account of Mr. Mee as to which he has sole voting and investment power; and 9,999 shares (and warrants to purchase 5,000 shares) held by B & M Limited, a general partnership, of which Mr. Mee is a general partner and shares voting and investment power with Mr. Beard. Also includes 18,371 presently exercisable options and 382 shares reserved in the 2003-2 Deferred Stock Compensation Plan. Excludes 33 shares owned by his wife as to which Mr. Mee disclaims beneficial ownership.

          (c) The shares acquired by Mr. Mee are set forth in Item 3.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect
-------    ---------------------------------------------------------------------
           to Securities of the Issuer.
           ----------------------------

           None.

Item 7.    Material to be Filed as Exhibits.
-------    ---------------------------------

           None.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 14, 2003                      HERB MEE, JR.
      Date                            Herb Mee, Jr.


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).